Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Acquires iDC, a Leading Cloud-based ERP solution for

Government and Not-for-Profit Markets

SHANGHAI, ATLANTA, June 2, 2010 — CDC Software Corporation (NASDAQ: CDCS), a hybrid enterprise software provider of on-premise and cloud deployments, today announced it acquired Information Development Consultants, Inc. (iDC), a cloud-based software as a service (SaaS) enterprise resource planning (ERP) software solution provider for the state and local government and not-for-profit (NFP) markets. This marks the latest acquisition in CDC Software’s SaaS roll-up strategy to significantly expand the market footprint of its CDC gomembers cloud-based enterprise software solution.

The iDC solution will be integrated into the CDC gomembers enterprise product line and will help expand its solution into the state and local government markets. Last February, CDC Software acquired computility, a SaaS association management software solution featuring integrated web modules and web collaboration tools for NFP organizations.

Privately held iDC is headquartered in Chicago (www.4idc.com) and has developed the scalable SaaS government fund accounting and ERP solution 4gov® for state and local governments, as well as PlusFund® for NFPs. The company supports customers that range in size from small communities to national governments and also includes state government agencies, cities, counties, airports, park districts and special agencies in the U.S., and NFPs, donor-based organizations and religious groups. iDC believes it was one of the first to offer SaaS solutions for the state and local government markets and the only company to offer a true web-based SaaS government fund accounting solution.

According to INPUT, a worldwide market intelligence research and consulting firm, the government market is considered one of the largest and fastest growing market segments of the IT market. INPUT forecasts the state and local government market for vendor-supplied IT systems to increase from $49.6 billion in 2009 to $60.1 billion by 2014, with a compound annual growth rate of 3.9 percent. The software products segment of this market is projected to grow from $6.9 billion in 2009 to $9.1 billion by 2014, the fastest growing segment in this state and local government category with a five year compound annual growth rate of 6.7 percent.

CDC Software acquired gomembers at the end of 2009 and offers on-demand SaaS and on-premise enterprise solutions for NFP and Quasi-Governmental Organizations. The CDC gomembers platform is at the center of CDC Software’s strategy to acquire complimentary SaaS solutions targeting the NFP market. CDC Software also offers comprehensive on-premise and SaaS solutions including eCommerce, ERP, manufacturing operations management, supply chain execution, global trade management and customer relationship management (CRM).

We are extremely excited to complete the acquisition of iDC,” said Paul Plaia III, president of CDC gomembers. “It will help us enter into the state and local government markets and further expand our presence in the NFP market. It’s important for governments to prove to their constituents that they are committed to balancing government spending with revenue. We believe that having a robust SaaS financial management system like the iDC Solutions give the government executives and elected officials the tools they need to plan and manage the public money. We also believe that the state and local government markets offer strong revenue opportunities since e-government has grown steadily over the years. We plan to continue evaluating more companies like these as we build scale and expand globally in the key NFP and Government vertical markets.

“Most importantly, we also look forward to working with iDC customers and offering them our high quality solutions and services and access to our broad global business and technology infrastructure. We also welcome Carolyne Turner and Daryl McPherson, founders and senior executives at iDC to CDC Software. They will continue to offer their extensive expertise in this market and management acumen to iDC customers and to the CDC gomembers business.”

Plaia added, “The iDC acquisition not only fits strategically, but it also meets our disciplined acquisition criteria and is expected to be earnings accretive immediately. This acquisition is part of our SaaS roll-up strategy to expand CDC SaaS solutions. As we have stated previously, our corporate goal is to grow our recurring SaaS revenue stream, along with maintenance revenue from our on-premise customers, to about 70 percent of our total revenue over next few years. Therefore, we are planning on making more investments to further expand our footprint in the growing SaaS space.”

In addition to gomembers and computility, CDC Software’s other recent SaaS acquisitions include Truition, an eCommerce solutions provider, and TradeBeam, a provider of SaaS global trade management solutions; and investments in eBizNET Solutions, a provider of SaaS supply chain execution solutions, and Marketbright, a SaaS marketing automation solutions provider.

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to our expectations for and beliefs about the benefits of acquiring iDC, including potential synergies, our beliefs about the competitive and market position of iDC and our business, our beliefs regarding technology and products, and the integration thereof, our expectations regarding our ability to attain future expansion and success with iDC’s customers and in the NFP/NGO market segment, our beliefs regarding the earnings accretive nature of this transaction, our beliefs regarding our current and future competitive market position, our beliefs regarding the timing and availability for any products developed, our beliefs regarding iDC’s and our products, our beliefs and those of others about the state and local government market for vendor-supplied IT systems and the software segment thereof, our beliefs regarding the benefit of iDC’s solutions to customers, our plans and expectations regarding any future acquisitions and growth, and other statements that are not historical fact, the achievement of which involve risks, uncertainties or assumptions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of the SaaS and NFP/NGO markets, the ability of CDC Software and its products to address the business requirements of the market, demand for and market acceptance of CDC Software and iDC’s technology, as well as: (a) the ability to realize strategic objectives by taking advantage of market opportunities; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the effects of restructurings and rationalization of operations in our companies; (d) the ability to address technological changes and developments including the development and enhancement of products; (e) the ability to develop and market successful products and services; (f) the entry of new competitors and their technological advances; (g) the need to develop, integrate and deploy enterprise software applications to meet customer’s requirements; and (h) the possibility of development or deployment difficulties or delays; If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Also, the results and benefits experienced by customers and users set forth in this press release may differ from those of other users and customers. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.